UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 16, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

UFJ NICOS Co., Ltd.

DC Card Co., Ltd.

The approach to expansion of contactless payment (“Keitai credit”) adopting “Smartplus” scheme

Tokyo, March 16, 2006 - Mitsubishi UFJ Financial Group, Inc. (MUFG; President & CEO: Nobuo Kuroyanagi), The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTM; President: Nobuo Kuroyanagi), UFJ NICOS Co., Ltd. (UFJ NICOS; President and Representative Director: Kazuhiro Omori) and DC Card Co., Ltd. (DC; President and Representative Director: Akira Katayanagi) have agreed to cooperate with VISA International (VISA; General Manager for Japan. James Allhusen) for the expansion of contactless payment (“Keitai credit”) using the contactless IC credit payment scheme “Smartplus” developed by UFJ NICOS.

* UFJ NICOS and DC are planned to merge on April, 2007 becoming “Mitsubishi UFJ NICOS Co., Ltd.” (Tentative name) subject to the permission of authorities concerned.

1.	Background of expanding contactless payment (“Keitai credit”) using Smartplus scheme

Low-value payments using contactless IC as a payment method are getting popular particularly in public transportation. Furthermore, users of “Osaifu-keitai”- mobile handsets with contactless IC embedded with optional functions of electronic money payment or credit card payment - are expanding as mobile phone operators market these models as their main product. Considering the expansion of users’ essentiality of mobile handsets collaborated with creditcard payment functions that are speedy and convenient realized by contactless IC, multiple contactless payment (“Keitai credit”) services are under operation to expand the credit usage in the cash market.

UFJ NICOS, a member of MUFG released contactless IC, Keitai credit service “Smartplus” on December 2005. “Smartplus” can be provided on a plastic card, and corresponds to all the “Osaifu Keitai” released from each mobile phone operator.

In addition, as Smartplus was developed to make maximal usage of existing credit card infrastructure (issuing system, terminals, processing network), the impact of developing systems and operations are very low, with high versatility for merchants and credit card companies. These advantages have been highly regarded from major credit card companies and major merchants who operate POS systems, and the acceptance of “Smartplus” is expanding.

However, different to traditional credit card operations, interoperability of specifications and terminals between the multiple contactless payments (“Keitai credit”) services is not yet realized. This situation will confuse card members and merchants and will decrease the level of convenience, which may negatively affect the expansion of contactless payment (“Keitai credit”). MUFG and VISA share a common understanding on this issue, and decided to cooperate in the expansion of contactless payment (“Keitai credit”).

2.	Specific contents

(1)	MUFG will provide VISA the technology and know-how of “Smartplus” developed by UFJ NICOS without compensation. Utilizing this technology, Visa will promote an open platform available to all members in Japan. Among VISA members, Kyodo credit service, Jaccs, Central Finance are preparing to adopt “Smartplus” at present and ACOM, a member of MUFG is preparing to adopt the service as similar.

(2)	UFJ NICOS and DC will cooperate in promoting “Smartplus”. UFJ NICOS will start providing “Smartplus” which corresponds to VISA contactless payment (“Keitai credit”) specifications by May 2006, and DC by August, 2006. The number of “Smartplus” members is estimated to expand to 2million by 2008. Additionally, adoption of “Smartplus” to UFJ NICOS, DC merchants and BTM clients will be promoted. Major merchants of gasoline, bookstores, family restaurants have already decided to adopt “Smartplus”, and the number of merchants is estimated to be 100,000 by 2008. Furthermore, cooperation with Norinchukin Bank, which has operational and capital partnership in the retail sector with MUFG will be made.

(3)	BTM have alliances with UFJ NICOS for cash advance services corresponded to “Smartplus” at approximately 400 former UFJ Bank ATMs. Going forward, former BTM ATMs are planned to correspond to “Smartplus” and alliances with ACOM will be made.

3.	Promote interoperability of specifications and terminals with other schemes

MUFG will actively set forward alliances with other payment brands to promote the interoperability of specifications and terminals among the multiple services and promote the expansion of contactless payment (“Keitai credit”) market offering convenience to consumers.

Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	(81-3-3240-7651)
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Public Relations Division	(81-3-3240-2950)
UFJ NICOS Co., Ltd.	Public Relations Division	(81-3-3817-1094)
DC Card Co., Ltd.	Management and Planning Division	(81-3-5489-9076)